FILED BY ENERFLEX LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND DEEMED FILED PURSUANT TO RULE 14a-12

under the Securities and Exchange Act of 1934, as amended

SUBJECT COMPANY: EXTERRAN CORPORATION

COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON

FORM F-4 FILED BY ENERFLEX LTD.: 333-263714

Quarterly Update with Marc

May 2022

Greetings to all of Enerflex’s customers, suppliers, employees, and investors. This is Marc Rossiter, CEO and President of Enerflex. It’s my pleasure to give you a brief financial and operational update of our first quarter. In the first quarter we met the streets expectations with an EBITDA number of $40 million. One of the high points of the quarter was a high level of bookings in Engineered Systems. We booked $273 million of new Engineered Systems orders in every single operating segment. One of the difficult things in the quarter that our people have been working on is mitigating supply chain issues. We’ve had challenges on spare parts for compressors and engines, new coolers, stainless steel, values, computer chips, control panels – I could go on and on. But our teams are very much busy every single day mitigating these supply chain challenges to meet the high expectations we have of ourselves and indeed that our customers have of us for delivering quality equipment on time.

What is Enerflex doing throughout these supply chain challenges with our customers? The first thing we would ask of our customers and our suppliers is lots of open and transparent communication. Things are moving so quickly we can only meet all of our goals if we have open and honest communication. Secondly, I would recommend don’t wait around, Enerflex very much anticipates the cost of goods is going to continue to escalate throughout the year, so the earlier you can make decisions on equipment and services and get Enerflex people working for you the better.

I’d like to give you a brief update on Enerflex’s acquisition of Exterran. As you can image, we operate, the proforma business will operate in over 20 countries and just getting everything finished and all the i’s dotted and the t’s crossed for close takes a little bit of time. While we’re working on all the regulatory and financial activities required to close the deal, we also have a large team of people both Exterran and Enerflex employees that are busy doing integration planning. We would really like to thank everybody that’s involved in that effort. It’s extremely important that we do that well to provide our customers, employees, and suppliers the best possible experience on close.

I’d like to close by thanking everybody, all of Enerflex’s stakeholders, customers, investors, suppliers, and employees for helping us produce a good Q1 and we’ll talk to you after Q2.

Advisory Regarding Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable U.S. and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”,

“believe”, “predict”, “forecast”, “pursue”, “potential”, “objective” and “capable” and similar expressions are intended to identify forward-looking information. In particular, this press release includes (without limitation) forward-looking information pertaining to: the closing of the Transaction and the timing associated therewith, if at all; the number of Enerflex common shares to be outstanding following closing of the Transaction and the corresponding implied combined enterprise value; the Transaction value for Exterran shareholders; the receipt of required regulatory approvals and the timing associated therewith, if at all; the application for listing of the Enerflex common shares on the NYSE or NASDAQ and the timing associated therewith; the expectations pertaining to the enhanced scale, utilization and operating efficiencies of the combined company; and the filing of the Circular, the timing associated therewith, and the expected disclosures to be provided therein. This forward-looking information is based on assumptions, estimates and analysis made in the light of the Company’s experience and its perception of trends, current conditions and expected developments, as well as other factors that are believed by the Company to be reasonable and relevant in the circumstances. Forward-looking information involves known and unknown risks and uncertainties and other factors, which are difficult to predict, including but not limited to: the impact of economic conditions including volatility in the price of oil, gas, and gas liquids, interest rates and foreign exchange rates; industry conditions including supply and demand fundamentals for oil and gas, and the related infrastructure; changes to environmental, taxation and other laws and regulations and the enforcement of laws and regulations by Courts in the relevant jurisdictions; disruptions to business operations, including the disruptions resulting from the COVID-19 pandemic and the responses of government and the public to the pandemic; changes in economic conditions that restrict Enerflex’s cash flow; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; increased competition; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management; political unrest; and other factors, many of which are beyond the Company’s control. For an augmented discussion of the risk factors and uncertainties that affect or may affect Enerflex, the reader is directed to the section entitled “Risk Factors” in Enerflex’s most recently filed Annual Information Form, as well as Enerflex’s other publicly filed disclosure documents, available under our electronic profile on SEDAR at www.sedar.com. While the Company believes that there is a reasonable basis for the forward-looking information and statements included in this press release, as a result of such known and unknown risks, uncertainties and other factors, actual results, performance, or achievements could differ materially from those expressed in, or implied by, these statements, and readers are cautioned not to unduly rely on forward-looking statements. The forward-looking information contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information included in this press release is made as of the date hereof and, other than as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the Transaction, Enerflex and Exterran have filed, on March 18, 2022, relevant materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement containing a proxy statement/prospectus on appropriate form of registration statement regarding each of Enerflex and Exterran, respectively. After the Registration Statement has become effective, the definitive proxy statement/prospectus will be mailed to Exterran stockholders. The definitive proxy statement/prospectus will contain important information about the proposed Transaction and related matters. Enerflex expects to file the Circular with respect to the shareholder approval that is required for the issuance of Enerflex common shares pursuant to the Transaction during the second quarter of 2022. The Circular will contain a detailed description of the Transaction and will be available on SEDAR at www.sedar.com as well as on Enerflex’s website. INVESTORS AND SHAREHOLDERS ARE URGED AND ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND/OR THE CIRCULAR CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The definitive proxy statement, the preliminary proxy statement, and other relevant materials in connection with the transaction (when they become available) and any other documents filed by Enerflex with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov and the Circular and other documents filed by Enerflex on SEDAR may be obtained free of charge at www.sedar.com. The documents filed by Enerflex with the SEC and on SEDAR may also be obtained free of charge at Enerflex’s investor relations website at https://www.enerflex.com/investors/index.php. Alternatively, these documents, when available, can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3 or by calling +1 403 387.6377.